Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated May 23, 2005, and the related Letter of Transmittal, and any amendments thereto, and is being made to all holders of Shares. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer, Purchaser will make a good faith effort to comply with such statute. If, after such good faith effort, Purchaser cannot comply with such state statute, the Offer will not be made to nor will tenders be accepted from or on behalf of the holders of Shares in such state.

Notice of Offer to Purchase for Cash

Any and All Outstanding Shares of Common Stock

of

Eon Labs, Inc.

at

$31.00 Net Per Share in Cash

by

Zodnas Acquisition Corp.

an indirect wholly owned subsidiary of

Novartis AG

                Zodnas Acquisition Corp. (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Novartis Corporation (“Novartis US”), a New York corporation and an indirect wholly owned subsidiary of Novartis AG, a Swiss corporation, hereby offers to purchase any and all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Eon Labs, Inc. (the “Company”) for $31.00 per Share, net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 23, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, as each may be amended from time to time, together constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to ComputerShare Trust Company, Inc. (the “Depositary”) will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any such fees or commissions. Novartis US or Purchaser will pay all charges and expenses of the Depositary, Georgeson Shareholder Communications Inc., which is acting as Information Agent for the Offer (the “Information Agent”), and Goldman, Sachs & Co., which is acting as Dealer Manager for the Offer (the “Dealer Manager”), incurred in connection with the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JUNE 20, 2005, UNLESS THE OFFER IS EXTENDED.

                The Offer is conditioned upon (1) the contemporaneous or immediately subsequent purchase by Novartis US or its designees of the 60,000,000 Shares owned by Santo Holding (Deutschland) GmbH (“Santo”), representing approximately 67.5% of the outstanding equity interest in the Company, pursuant to the Agreement for Purchase and Sale of Stock, dated as of February 20, 2005, by and among Novartis US, Santo and, for purposes of Section 12 thereof only, Novartis AG (the “Santo Agreement,” and such stock purchase, the “Santo Purchase”); and (2) satisfaction of all applicable legal requirements for consummating the Offer (the “Tender Offer Conditions”). Although there are no conditions to the Offer other than those described above, because the Offer is conditioned upon the Santo Purchase, each of the conditions to the consummation of the Santo Purchase, including consummation of the transactions contemplated by the Hexal Agreement (described below), is indirectly a condition to the Offer.

                Purchaser is making the Offer pursuant to the Agreement and Plan of Merger, dated as of February 20, 2005, by and among Novartis US, Purchaser, the Company and, for purposes of Section 10.12 thereof only, Novartis AG (the “Merger Agreement”). Pursuant to the Santo Agreement, Santo has agreed to sell, and Novartis US has agreed to acquire, all 60,000,000 Shares owned by Santo (the “Santo Shares”) for €1,300,000,000, plus interest from January 1, 2005 through the closing under the Santo Agreement at an annualized rate of 1% above the three-month Euro Interbank Offering Rate (EURIBOR). Pursuant to the Share and Partnership Interest Sale and Transfer Agreement (the “Hexal Agreement”), by and among Novartis (Deutschland) GmbH (“Novartis Deutschland”), Novartis AG (as guarantor) and certain members of the Strüngmann family, dated as of February 16-17, 2005, relating to the acquisition of shares in A+T Vermögensverwaltung GmbH as well as partnership interests in A+T Holding GmbH & Co. KG, Novartis Deutschland will acquire 137,122 Shares currently owned by Hexal AG ("Hexal"), a wholly owned subsidiary of A+T Vermögensverwaltung GmbH, which represents approximately 0.2% of the outstanding shares of Common Stock. Although Purchaser is offering to acquire any and all Shares, the Shares currently owned by Santo and Hexal will not be tendered into the Offer. Therefore, Purchaser is effectively offering pursuant to the Offer to acquire any and all Shares not owned by Santo or Hexal (all Shares other than the Santo Shares, the “Public Shares”).

                Following the consummation of the Offer and the satisfaction or waiver of certain conditions, if a majority of the Public Shares are tendered in the Offer, Novartis US is obligated to cause a merger between Purchaser and the Company, with the Company continuing as the surviving corporation (the “Merger”). If following consummation of the Offer, Purchaser and Novartis US own at least 90% of the Shares, the parties to the Merger Agreement will cause the Merger to occur without a vote of the Company’s stockholders pursuant to Section 253 of the Delaware General Corporation Law (“DGCL”). In the Merger, each outstanding Share that is not owned by the Company directly as treasury stock or by Novartis AG or any of its subsidiaries (other than in a representative or fiduciary capacity), and other than Shares held by Company stockholders that perfect their appraisal rights under the DGCL, will be cancelled and automatically converted into the right to receive the Offer Price in cash, without interest.

                If less than a majority of the Public Shares are tendered in the Offer (inclusive of any Shares tendered during any subsequent offering period, if one is offered), until the earlier of February 11, 2006 or until Novartis US and its subsidiaries own 90% of the Shares, Purchaser and Novartis US will not be permitted to effect a merger between Purchaser and the Company without the approval of a majority of the then-outstanding Public Shares. Following the Offer, Purchaser may buy Shares in the market or make another tender offer.

                Both the Company’s Board of Directors (the “Company Board”) and a special committee of the Company Board consisting of independent directors not affiliated with Santo (the “Special Committee”) have (i) determined by unanimous vote that each of the transactions contemplated by the Merger Agreement, including the Offer and the Merger, is fair to and in the best interests of the Company and its stockholders other than Santo, (ii) approved the Santo Purchase, the Offer, the Merger and the Merger Agreement in accordance with the DGCL, (iii) recommended acceptance and approval of the Offer and adoption of the Merger Agreement by the Company’s stockholders and (iv) taken all other action within the Company Board’s and the Special Committee’s power to render Section 203 of the DGCL, if applicable, inapplicable to the Santo Purchase, the Offer and the Merger.

                Subject to the Merger Agreement and applicable rules and regulations, if any Tender Offer Condition is not satisfied, Purchaser and Novartis US may: (a) terminate the Offer and return all tendered Shares; (b) extend the Offer and, subject to certain conditions and to withdrawal rights as set forth in Section 5 of the Offer to Purchase, retain all Shares until the Expiration Date (as defined below) of the Offer as so extended; or (c) waive the unsatisfied condition (to the extent legally permissible) and accept for payment all Shares so tendered. Purchaser and Novartis US expressly reserve the right to waive (to the extent legally permissible) any of the conditions to the Offer. Purchaser and Novartis US may not, without the prior written consent of the Company by action of the Special Committee, decrease the Offer Price or change the form of consideration, decrease the number of Public Shares sought to be purchased in the Offer, impose additional conditions to the Offer or amend any other term of the Offer in any manner adverse to the holders of Public Shares, except as may be provided in the Merger Agreement.

                For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares tendered in the Offer be paid by Purchaser, regardless of any extension of the Offer or any delay in making such payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) certificates representing such Shares, or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in Section 4 of the Offer to Purchase, (2) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry transfer, and (3) any other documents required by the Letter of Transmittal.

                Under the Merger Agreement, Purchaser and Novartis US are required to extend the Expiration Date if at the scheduled Expiration Date (as defined below) any of the Tender Offer Conditions have not been satisfied or waived. Pursuant to the Merger Agreement, each such extension will not exceed the number of days that Purchaser or Novartis US reasonably believes is necessary to cause the Tender Offer Conditions to be satisfied and will not, in any event, exceed 30 Business Days unless the parties to the Merger Agreement (with action by the Company requiring the approval of the Special Committee) otherwise agree. In addition, Purchaser and Novartis US further reserve the right to extend the Offer for a period of time not to exceed ten Business Days (i) on one occasion in order to obtain the tender of a majority of the Public Shares, provided that at the time of extension at least 40% of the Public Shares have been tendered and not withdrawn, and (ii) on one occasion in order to obtain 90% of the total outstanding Shares, provided that at the time of extension the number of Public Shares that have been tendered and not withdrawn is sufficient, together with other Shares owned by us, or to be acquired under the Santo Agreement, to constitute at least 80% of the total outstanding Shares. “Business Day” means any day that is not a Saturday, a Sunday or other day on which Banks are required or authorized by Law to be closed in The City of New York. Purchaser and Novartis US also have the right to extend the Offer for any period required by applicable law.

                In accordance with Rule 14d-11 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Purchaser and Novartis US may, subject to certain conditions, provide a subsequent offering period of between three and twenty business days (as such term is defined under Exchange Act Rule 14d-1(g)(3)) following the Expiration Date. If included, a subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender any Shares not tendered in the Offer. A subsequent offering period, if one is included, is not an extension of the Offer, which already would have been completed.

                Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement, in the case of an extension of the Offer to be made no later than 9:00 a.m., New York City time, on the next business day (as such term is defined under Exchange Act Rule 14d-1(g)(3)) after the previously scheduled Expiration Date, in accordance with the public announcement requirements of the Exchange Act Rule 14e-1(d). If the Expiration Date is extended, during such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. Company stockholders may withdraw their Shares previously tendered at any time prior to the Expiration Date as it may be extended from time to time. “Expiration Date” means 12:00 Midnight, New York City time, on June 20, 2005 unless the period of time for which the initial offering period of the Offer is open is extended, in which case “Expiration Date” will mean the latest time and date on which the Offer, as so extended, will expire.

                Other than during a subsequent offering period, if one is provided, tendering shareholders may withdraw tenders of Shares made pursuant to the Offer at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after July 21, 2005 unless such Shares have been accepted for payment as provided in this Offer to Purchase. If Novartis US and Purchaser extend the period of time during which the Offer is open, are delayed in accepting for payment or paying for Shares pursuant to the Offer for any reason or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to the rights of Novartis US and Purchaser under the Offer, the Depositary may, on Novartis US and Purchaser’s behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in the Offer to Purchase.

                To withdraw tendered Shares, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 4 of the Offer to Purchase, at any time prior to the Expiration Date. Novartis US and Purchaser will determine, in their sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and their determination will be final and binding. None of Novartis AG, Novartis US, Purchaser, the Depositary, the Dealer Manager, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

                The information required to be disclosed by Exchange Act Rule 14d-6(d)(1) is contained in the Offer to Purchase and is incorporated herein by reference.

                The Company has provided Purchaser with the Company’s stockholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials, will be mailed by Purchaser to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

                The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

                Any questions and requests for assistance may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below and copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent, the Dealer Manager and the Depositary) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

17 State Street, 10th Floor

New York, New York 10004

Stockholders Call Toll Free: (877) 278-4774

Banks and Brokerage Firms Call: (212) 440-9800

The Dealer Manager for the Offer is:

Goldman, Sachs & Co.

85 Broad Street

New York, New York 10004

Call Collect: (212) 902-1000

Call Toll Free: (800) 323-5678

May 23, 2005